[OTTO LAW GROUP LETTERHEAD]

July 12, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 29549-0510

Attention: Andrew Schoeffler

Dear Sirs:

We are legal counsel to Nannaco, Inc. (the “registrant”). We are in receipt of your comment letter dated June 30, 2005 in which letter you ask registrant to reply to several comments made by the Staff of the Securities and Exchange Commission (the “Commission”) regarding registrant's recently filed reports under the Securities Exchange Act of 1934 (the “Exchange Act”). Please find below registrant's responses to the comments. We will fax this letter and attachments to you at the number indicated on your fax cover sheet to registrant. We will file this letter, without attachments except to the extent such attachments can be “edgarized”, via EDGAR designating the form "CORRESP" and will file the other attachments as a PDF file. We understand that documents and exhibits filed in PDF format are not considered to be filed by the Commission.

When you have reviewed registrant's responses and if you have further comments or questions, please contact us. If you have no further comments or questions please advise us and we will proceed to immediately file the amended reports called for by your letter as the responses have been proposed by registrant.

General

1. The Staff questions whether the information called for in Part III of our annual report on Form 10-KSB for the fiscal year ended September 30, 2004 has subsequently been filed in an information statement to be delivered to our shareholders. The staff notes that the Part III information had not been filed with the commission by January 28, 2005 and was not otherwise filed by that date in a subsequently filed Form 10-KSB. The staff comments that it does not appear that registrant is current in its Exchange Act filings. The staff further questions whether the registrant was eligible to use Forms S-8 as filed with the Commission on February 8, March 7, April 21 and June 3, 2005 if as it appears the registrant was not current in its Exchange Act filings. The staff requests that we analyze whether we were eligible to use Form S-8 on these dates. In addition, the staff asks whether the securities registered on the specified Forms S-8 have been issued.

Response: The registrant disclosed on Form 10-KSB filed February 2, 2005, as amended by Form 10-KSB/A filed April 18, 2000, that it would subsequently disclose, on Schedule 14C, the information required by Part III, Items 9 through 12. The registrant did, subsequently, disclose the required information on Schedule 14C, filed June 13, 2005. (Please see Schedule 14C, attached in the form in which it was filed, with hand written notations of Items 9 - 12). During the pendency of the comment period on Schedule 14C and in the interest of ensuring full public disclosure, the registrant will also include this Part III information in its newly filed Form 10-KSB/A, incorporating these and other changes as described herein. (Please see revised version including changes in red-line, attached).

During the interim period, between February 2, 2005 and June 13, 2005, the registrant responded to the comments of Dale Welcome and John Cash of the Commission. (The initial comment letter was dated March 31, 2005, regarding several items in relation to the Form 10-KSB filed February 2, 2005 and the Form 10-QSB for the period ending December 31, 2004.) In a letter dated June 28, 2005, the Commission notified the registrant as to the end of the Commission’s comments regarding the registrant’s Form 10-KSB/A and had previously concluded comments on the Form 10-QSB as specified above. The registrant, in addressing the comments of the Commission, was not aware during the interim comment period that Form 10-KSB for the year ended September 30, 2004 was considered incomplete by the Commission. To the extent that its disclosure was inadequate under the Exchange Act the registrant takes the position that such deficiency was not material as to the information available to the public, as the information required by Items 9 though 12 had either not changed during the fiscal year or had otherwise been fully disclosed on previously filed reports during the fiscal year ended September 30, 2004 and for the subsequent period.

But there are additional reasons why registrant should not be considered not in compliance with the Exchange Act on these facts. The Form 10-KSB and the instructions thereto clearly provide for the incorporation of information responsive to Part III, prospectively. At the time of filing, then, a Form 10-KSB is in compliance notwithstanding the fact that Part III information has not been provided. The form and instructions sets forth a time within which to file the omitted but incorporated information as 120 days within the end of the most recently ended fiscal year. The regime set up clearly provides that once filed, the omitted information relates back to the original filing and renders that filing in compliance. It seems not to matter if the information is filed outside the time periods since the instructions provide for otherwise filing the information on an amended Form10-KSB. It is clear that once filed, the information filed, in whatever manner, relates nunc pro tunc and fulfills registrant’s filing obligations as of the date the first report (Form 10-KSB) was filed.

Thus, on these facts, there may have been interim periods when registrant was not technically in compliance, but once the information was filed on Schedule 14C, the information relates back to the Form 10-KSB and brings the entire file within compliance.

This is perfectly consistent with the purpose of the integrated disclosure system to provide an efficient and effective method of filing the same information in the multitude of documents that otherwise require the information.

For the above reason, we believe the registrant was not in non-compliance, especially after and in light of its most recent filing of Part III Information in its preliminary Schedule 14C.

The registrant further advises that all shares registered on the Form(s) S-8 in question have been issued.

Preliminary Information Statement on Schedule 14C

2. The Staff notes the disclosure contained in our current report on Form 8-K filed on May 6, 2005 and the disclosure entitled “Reasons For The Reverse Split” on page 1 of our preliminary information statement and asks to be advised whether the reverse split is intended to facilitate the proposed merger with Nazz Productions, Inc. and/or the proposed acquisition of Amenni, LLC.

Response: The registrant acknowledges and confirms its disclosure on Form 8-K, filed May 6, 2006. However, the registrant does not, on its Schedule 14C filed June 13, 2005, state or intend to suggest that the reverse split is undertaken to facilitate any proposed merger and takes the position that the section entitled “Reasons For The Reverse Split” does not state or suggest such a reason. To the extent that any recapitalization or similar undertaking would be a precondition to either of the proposed transactions it is more likely that such an undertaking would be required to facilitate the propose merger with Amenni, LLC, if at all. The modified transaction between the registrant and Nazz Productions Inc., as it is currently contemplated, does not necessarily require recapitalization or any similar undertaking. It is registrant’s intent to comply with applicable disclosure requirements in the event, if at all, a definitive agreement is arrived at on the Ammeni, LLC, acquisition.

FORM 10-KSB/A FOR THE YEAR ENDED SEPTEMBER 30, 2004

General

3. The Staff notes that the disclosure in the paragraph below the table of contents regarding forward looking statements contained in our report has an incorrect reference to the Private Securities Litigation Reform Act of 1995 and requests such reference be removed.

Response: The registrant shall delete, in its entirety, the sentence regarding the “safe harbor” contained in the Private Securities Litigation Reform Act of 1995, and file a Form 10-KSB/A incorporating these changes. (Please see revised version including changes in red-line, attached).

Item 6. Management’s Discussion and Analysis or Plan of Operations, page 9

Special Note Regarding Forward Looking Statements, page 9

4. The staff requests that we delete the second sentence of the fifth paragraph of this section and advises that the registrant is responsible for the entire content of the report and may not include language that could be interpreted as a disclaimer contained in our report.

Response: The registrant acknowledges its responsibility for the entire content of the report and shall delete, in its entirety, the second sentence of the fifth paragraph that disclaims responsibility. (Please see revised version including changes in red-line, attached).

Item 8A Controls and Procedures, page 20

5. “Please disclose the information required by item 308 (c) of Regulation S-B.”

Response: The registrant notes that the information required by Item 308(c) of Regulation S-B is included in the section entitled “Item 8A. Controls and Procedures,” on Form 10-KSB/A, filed April 18, 2005. The registrant further notes that its disclosure specifically includes discussion of any material changes that may have a reasonable likelihood of affecting internal control over financial reporting.

Part III, page 21

6. “Please disclose the information required by Items 9 through 12 of Form 10-KSB. …”

Response: The registrant refers to its Schedule 14C, filed June 13, 2005, in which the registrant includes Items 9 through 12 of Form 10-KSB. (Please see Schedule 14C, attached in the form in which it was filed with hand-written notations of Items 9 - 12). In the interest of ensuring full public disclosure, the registrant will incorporate this information in its newly filed Form 10-KSB/A. (Please see revised version including changes in red-line, attached).

FORM 10-QSB/A FOR THE QUARTER ENDED DECEMBER 31, 2004
FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005

Cover Page

7. Please revise the disclosure on the cover page of your report[s] to indicate you have not filed all reports required to be filed . . .

Response: The registrant refers to its Schedule 14C, filed June 13, 2005, in which the registrant includes Items 9 through 12 of Form 10-KSB. (Please see Schedule 14C, attached in the form in which it was filed with hand written notations of Items 9 - 12). Based on the inclusion of this information in the Schedule 14C, filed June 13, 2005, the Registrant takes the position that it is current as to the reports that it is required to file under Section 13 or 15(d) and, therefore, it is not required to revise its disclosure on the cover page of Form 10-QSB/A for the quarter ended December 31, 2004 or on the cover page of the Form 10-QSB for the quarter ended March 31, 2005. Furthermore, in light of the revisions that the registrant intends to file in connection with the Commission’s comments, the registrant takes the position that a disclosure stating that all required reports have not been filed would likely lead to confusion in those accessing the newly filed information.

Item 2. Management’s Discussion and Analysis or Plan of Operations, page 21

Special Note Regarding Forward-Looking Statements, page 21

8. The staff requests that we delete the second sentence of the fifth paragraph of this section and advises that registrant is responsible for the entire content of the report and may not include language that could be interpreted as a disclaimer contained in our report.

Response: The registrant acknowledges its responsibility for the entire content of these reports and shall delete, in its entirety, the second sentence of the fifth paragraph that disclaims any such responsibility. (Please see revised version of these reports including changes in red-line, attached).

Item 3A. Evaluation of Disclosure Controls and Procedures, page 26

9. Please revise the third sentence of this section to provide the information required by Item 308 (c) of Regulation S-B.

Response: The registrant will revise the third sentence of Section 3A, as to the 10-QSB/A for the quarter ended December 31, 2005 and the 10-QSB for the quarter ended March 31, 2005, to state that “during the last fiscal quarter the Company has not undergone any changes in internal control that have materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.” (Please see revised version of these reports including changes in red-line, attached).

Form 8-K dated April 29, 2005

10. Please disclose the material terms of the amendment to your agreement with Nazz Productions, Inc. and your letter of intent with Amenni, LLC.

Response: The registrant agrees to file a Form 8-K disclosing the material terms of the modification to the merger agreement between the registrant and Nazz Productions, Inc. Regarding the letter of intent between the registrant and Amenni, LLC, the registrant takes the position that, as it is not yet clear as to the ability of the parties to meet even the loosely defined terms and conditions expressed in the letter of intent, such information would not advance the purposes of disclosure under the Exchange Act. Moreover, the registrant intended that its disclosure on Form 8-K, filed April 29, 2005, would ensure equal dissemination of currently available information to the public and will further this intent by filing a definitive merger agreement, if completed and executed, on Form 8-K.

In further response to your letter dated June 30, 2005 we advise you that we are providing supplementally a statement from the company containing the acknowledgments set forth in your letter.

Please review this letter and the submissions as stated and advise how we may further improve the disclosures of our client.

Please contact Tracy M. Shier at (206) 262-9545 or in his absence Todd Van Siclen at the same number.

Very truly yours, /s/ Tracy M. Shier Tracy M. Shier

Encl. as stated
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